ACCELRATE POWER SYSTEMS INC.

Suite 1370 – 1140 West Pender Street

Vancouver, BC

V6E 4G1

Phone (604) 688-8656

Fax: (604) 688-8654

www.accelrate.com

email reimar@accelrate.com

Audited Consolidated Financial Statements

December 31, 2004 and 2003

Index

Auditors’ Report

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

ELLIS FOSTER

CHARTERED ACCOUNTANTS

1650 West 1st Avenue

Vancouver, BC  Canada   V6J 1G1

Telephone:  (604) 734-1112  Facsimile: (604) 714-5916

E-Mail: generaldelivery@ellisfoster.com

Website:  www.ellisfoster.com

AUDITORS' REPORT

To the Shareholders of

ACCELRATE POWER SYSTEMS INC.

We have audited the consolidated balance sheets of AccelRate Power Systems Inc. (“the Company”) as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“ELLIS FOSTER”

Vancouver, Canada

February 18, 2005

Chartered Accountants

EF

A partnership of incorporated professionals

An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited

- members in principal cities throughout the world

	AccelRate Power Systems Inc.
	Consolidated Balance Sheets
	December 31, 2004 and 2003
		December 31	December 31
		2004	2003
	ASSETS
	Current assets
	Cash and cash equivalents	$478,211	$228,159
	Sundry receivables	18,604	50,862
	Subscriptions receivable	-	2,100
	Prepaid expenses and deposits	26,844	8,357
	Total current assets	523,659	289,478
	Demonstration equipment	16,734	24,171
	Property and equipment (Note 4)	67,295	79,813

	Intangible asset (Note 5)	924,838	-
	TOTAL ASSETS	$1,532,526	$393,462
	LIABILITIES
	Current liabilities
	Accounts payable and accrued liabilities	$116,666	$121,087
	Term debt – related party (Note 6)	216,236	256,000
	Total liabilities	332,902	377,087

	SHAREHOLDERS' EQUITY
	Share capital (Note 7)	8,317,030	6,263,462
	Share subscription	-	2,700

	Contributed surplus (Note 9)	488,221	50,751

	Deficit	(7,605,627)	(6,300,538)
	Total shareholders’ equity	1,199,624	16,375
	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,532,526	$393,462
	Commitments (Note 13)
	Contingencies (Note 14)
Approved by the Directors:	"Reimar Koch"	"Casper Koch"
	Reimar Koch	Casper Koch

SEE ACCOMPANYING NOTES

AccelRate Power Systems Inc.
Consolidated Statements of Operations and Deficit
Years Ended December 31, 2004 and 2003
	2004	2003
Administrative expenses
Accounting and administration fees	$27,239	$15,425
Advertising and promotions	50,410	58,469
Amortization	21,070	22,985
Audit fees	12,500	8,300
Automobile and travel	46,831	14,616
Consulting fees	188,740	115,388
Interest Expense	33,368	9,151
Legal	33,176	35,506
Listing and filing fees	24,826	32,476
Office and miscellaneous	60,612	21,825
Rent and utilities	59,098	64,714
Research and development	7,641	48,187
Salaries and benefits	230,355	54,748
Stock based compensation	184,900	41,583
Telephone	11,384	7,491
Interest and other income	(2,277)	(1,697)
	989,873	549,167
Operating loss for the year	(989,873)	549,167

Loss on sale of demonstration equipment	(1,873)	-
Loss for the year	(991,746)	(549,167)
Deficit, beginning of year	(6,300,538)	(5,751,371)
Cumulative effect of a change in an accounting policy (Note 2)	(313,343)	-
Deficit, beginning of year, as restated	(6,613,881)	(5,751,371)

Deficit, end of year	$(7,605,627)	$(6,300,538)
Loss per share
- basic and diluted	$(0.05)	$(0.03)
Weighted average number of
common shares outstanding
- basic and diluted	21,249,987	15,711,275

SEE ACCOMPANYING NOTES

AccelRate Power Systems Inc
Consolidated Statements of Cash Flows
Years Ended December 31, 2004 and 2003
	2004	2003
Cash flows from (used in) operating activities
Loss for the year	$(991,746)	$(549,167)
Adjustment for item not involving cash:
- amortization	21,070	22,985
- interest expense on convertible debenture	7,756	4,791
- stock-based compensation	184,900	41,583
Change in non-cash working capital items:
- sundry receivable	32,258	(25,114)
- subscriptions receivable	2,100	-
- prepaid expenses	(18,487)	(3,198)
- accounts payable and accrued liabilities	(4,420)	28,112
	(766,569)	(480,008)
Cash flows from financing activities
Issuance of shares for cash	1,042,574	-
Share subscription received	-	621,950
	1,042,574	621,950
Cash flows from (used in) investing activities
Purchase of equipment	(8,552)	(12,468)
Patent registration cost	(24,838)	-
Sale of demonstration equipment	7,437	-
	(25,953)	(12,468)
Change in cash and cash equivalents	250,052	129,474
Cash and cash equivalents,
beginning of year	228,159	98,685
Cash and cash equivalents,
end of year	$478,211	$228,159
Supplementary cash flow information:
Interest paid in cash	$-	$-
Income taxes paid in cash	$-	$-

See note 12 for non cash transactions

SEE ACCOMPANYING NOTES

ACCELRATE POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

1.

Nature of Operations

The Company has acquired the exclusive world-wide patent to market and distribute certain battery and charger methods and apparatus and is involved in the commercialization of energy and power related component technologies.

The Company has not had significant revenues and is still in the process of testing and commercializing its technologies.  The Company is hopeful, but there is no assurance, that the current product development and research will be economically viable.  Those factors create an uncertainty about the Company’s ability to continue as a going concern.  The continued operations of the Company is dependent upon the ability of the Company to obtain necessary financing to complete the development of the technologies and upon future profitable operations.  Management plans to meet its cash needs through the equity financing.  The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

2.

Change in Accounting Policy

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants Handbook section on Stock-based compensation and other stock-based payments.   Under this handbook section, the Company is required to expense, over the vesting period, the fair value of the options at the date of grant.  As permitted by this Handbook section, the Company applied this change retroactively, without restatement, for options granted, settled or modified on or after January 1, 2002.  As a result, the opening deficit as at January 1, 2004 was adjusted to reflect an expense of $313,343 relating to options granted since January 1, 2002 with a corresponding increase in contributed surplus.

For the year ended December 31, 2004, $184,900 was recorded as stock-based compensation with a corresponding increase in contributed surplus.  Prior to January 1, 2004, no compensation expense was recognized when options were issued to employees or directors but pro-forma information was provided had the Company applied the fair value method (Note 8).

3.

Significant Accounting Policies

(a)

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.  The subsidiaries were inactive during the year and have no assets and liabilities.  All inter-company transactions have been eliminated upon consolidation.

ACCELRATE POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

3.

Significant Accounting Policies   (continued)

(b)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results may differ from those estimates.

(c)

Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased.

(d)

Demonstration Equipment for Resale

Demonstration equipment for resale is valued at the lower of cost and net realizable value.

(e)

Property and Equipment

Equipment is recorded at cost and amortization is provided at the following annual rates:

Computer equipment	30% declining-balance basis
Computer software	100% declining-balance basis
Leasehold improvements	20% straight-line basis
Office furniture and equipment	20% declining-balance basis
Research equipment	20% declining-balance basis
Vehicle	30% declining-balance basis

Amortization is provided at half the annual rate in the year of acquisition.

ACCELRATE POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

3.

Significant Accounting Policies   (continued)

(f)

Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year.  Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method.  The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.  Shares held in escrow are excluded in the computation of loss per share until the conditions for their release are satisfied.   As the Company incurred net losses in fiscal 2004 and 2003, the stock options and share purchase warrants as disclosed in Notes 7 and 8 were not included in the computation of loss per share as its inclusion would be anti-dilutive.

(g)

Intangible Assets

Intangible assets will be amortized over its estimated useful life upon commercialization of the product.  They are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

An impairment loss is recognized when the carrying value of intangible asset exceeds the estimated undiscounted future cash flow expected to result from the use of the asset and its eventual disposition.  The amount of the impairment loss to be recorded is calculated by the excess of the asset’s carrying value over its fair value.  Fair value is generally determined using a discounted cash flow analysis.

In the year of acquisition, the intangible assets are carried at cost unless there is persuasive and objective evidence indicating that they are impaired.

(g)

Long-lived Assets Impairment

Long-term assets are reviewed when changes in circumstances suggest their carrying value has become impaired.  Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value.  Fair value is generally determined using a discounted cash flow analysis.

ACCELRATE POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

3.

Significant Accounting Policies   (continued)

(h)

Income Taxes

The Company uses the liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.  The effect on future income taxes for a change in tax rates is recognized in operations in the period that includes that date of enactment or substantive enactment.  In addition, future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

1.

Property and Equipment

	2004
		Accumulated	Net book
	Cost	Amortization	value

Computer equipment	$ 33,108	$ 21,116	$ 11,992
Computer software	4,170	3,970	200
Leasehold improvements	34,601	24,240	10,361
Office furniture and equipment	39,362	27,776	11,586
Research equipment	63,283	32,159	31,124
Vehicle	3,000	968	2,032
Totals	$177,524	$110,229	$ 67,295

	2003
		Accumulated	Net book
	Cost	Amortization	value

Computer equipment	$ 28,238	$ 17,476	$ 10,762
Computer software	3,831	3,819	12
Leasehold improvements	34,601	17,320	17,281
Office furniture and equipment	37,883	25,388	12,495
Research equipment	61,419	24,931	36,488
Vehicle	3,000	225	2,775
Totals	$168,972	$ 89,159	$ 79,813

ACCELRATE POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

5.

Intangible Asset

In fiscal year 2004, the Company acquired the title to a patent entitled “Sequential pulse method for fast battery charging”, and all technology related thereto.  The purchase price was $900,000, paid by the issuance of 3,000,000 common shares of the Company.

Costs capitalized as at December 31, 2004 is as follows:

Purchase price

$900,000

Patent registration costs

    24,838

$924,838

The technology cost will be amortized over its estimated useful life upon commercialization of the product.

6.

Term Debt

	2004	2003
$200,000 unsecured convertible loan	$ 168,934	$ 200,000
$56,000 unsecured convertible loan	47,302	56,000
	$ 216,236	$ 256,000

In 2002, the Company borrowed $200,000 and $56,000 from a director of the Company to be used as the Company’s general working capital.  The loans were repayable by the Company on September 18, 2003 and November 5, 2003 respectively.  The Loans were interest free until maturity, after which they became payable on demand with interest accruing at the rate of 10%, or $25,600, per annum.

In the first quarter of 2004, the Company renewed the loans with the new repayment term and conversion feature to March 31, 2008.  The loans bear interest at the rate of 10% per annum until paid in full.  Upon the renewal of term debt, the amount is allocated between liability and equity components of the term debt.  The Company applied the residual approach in which $208,479 and $47,521 were recorded as the liability and equity component, respectively.  The liability component represents the present value of term debt discounted using the interest rate that would have been applicable to non-convertible debt.  Over the term of the term debts the liability and the interest component is accredited to its face value.

The loans are convertible at the option of the lender into units at $0.45 per unit until March 31, 2005, and thereafter at $0.495 per unit until March 31, 2006, $0.545 per unit until March 31, 2007 and $0.60 per unit until March 31, 2008.  Each unit consists of one common share and one warrant exercisable to purchase one additional common share until the earlier of March 31, 2008, and the second anniversary of the conversion date and the exercise prices of the warrants will match the loan conversion prices. As of December 31, 2004, interest of $7,757 was accredited to the term debt and $25,600 was accrued.  The accrued and unpaid interest will be convertible into shares at the closing price of the Company’s shares on the TSX Venture Exchange on the day immediately preceding the conversion date.

ACCELRATE POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

6.

Term Debt   (continued)

As a result to the above loans, 568,889 common shares have been allotted and reserved for issuance to the lender upon any conversion of the loans into common shares.   An additional 568,888 common shares have also been allotted and reserved for issuance to the lender on the exercise of the warrants issuable on the conversion of the loans.

1.

Share Capital

(a)

Authorized:

50,000,000 common shares without par value.

100,000,000 preferred shares without par value.

(b)

Issued:

	Shares	Amount
Balance, December 31, 2002	14,737,552	$5,597,112
Pursuant to a private placement at $0.25 per share	180,000	45,000
Pursuant to a private placement at $0.17 per share	410,000	69,700
Pursuant to a private placement at $0.20 per share	500,000	100,000
Pursuant to a private placement at $0.30 per share	1,329,500	398,850
Pursuant to exercise of stock option at $0.25 per share	100,000	25,000
Pursuant to exercise of warrants ranging from $0.25 to $0.30 per share	110,000	30,500
Balance, December 31, 2003	17,367,052	$6,266,162
Pursuant to exercise of warrants ranging from $0.20 to $0.35 per share	2,294,500	690,575
Pursuant to exercise of stock options ranging from $0.245 to $0.35 per share including $86,807 contributed surplus attributed to stock-based compensation recognized in prior periods.	591,197	260,293
Pursuant to acquisition of rapid battery charger technology (Note 5)	3,000,000	900,000
Pursuant to a private placement at $1.25 per unit	160,000	200,000
Balance, December 31, 2004	23,412,749	$8,317,030

ACCELRATE POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

7.

Share Capital (continued)

(c)

Share purchase warrants outstanding as at December 31, 2004 are as follows:

Number of Warrants	Exercise Price	Expiry Date

160,000	$1.35	May 15, 2005

Warrants were attached to the shares issued pursuant to the private placement completed in 2004.  The Company applied the residual approach which allocates the net proceeds to the common shares up to their fair value and the balance to the attached warrants.  All of the proceeds from the above, if any, private placements have been allocated to the common shares.

8.

Stock Options

In fiscal year 2004, the Company granted stock options to purchase an aggregate of  745,000 common shares to directors, employees and consultants with exercise prices ranging from $0.35 to $0.97 per share pursuant to the Company’s 2004 Stock Option Plan.  These stock options have a vesting period of one and half year, in which 16% is vested immediately, following by 14% in every three (3) months and expire over two (2) years from the date of the grant.

In fiscal year 2003, pursuant to the Company’s stock option plans, the Company granted stock options to purchase an aggregate of 820,000 common shares to employees and consultants of the Company with exercise prices of $0.245 to $0.45 per share.  200,000 of these stock options were vested and exercisable immediately.  10,000 of these options have a vesting period of one and half year, in which 20% is vested in first three (3) months, following by 16% in every three (3) months.  The remaining stock options have a vesting period of four (4) months, in which 100% is vested in four (4) months.  The stock options expire over two to five years from the date of grant.

ACCELRATE POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

8.

Stock Options (continued)

	2004		2003
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding as at the beginning of year	1,556,000	$ 0.30	1,615,000	$ 0.25
Expired	-	-	(379,000)	$ 0.25
Forfeited	-	-	(400,000)	$ 0.25
Exercised	(591,197)	$ 0.26	(100,000)	$ 0.25
Granted	745,000	$ 0.62	820,000	$ 0.34
Options outstanding as at the end of year	1,709,803	$ 0.45	1,556,000	$ 0.30
Options exercisable	1,305,426	$ 0.39	939,600	$ 0.25

	2004	2003
Weighted average remaining contractual life	1.54 years	3.09 years
Weighted average fair value of options granted	$ 0.29	$0.19

For disclosure purposes, the fair value of each option granted to non-employees has been estimated as of the date of grant using the Black-Scholes Option Pricing Model with the following assumptions:

	2004	2003
Risk-free interest rate	2.96%	1.58%
Dividend yield	0%	0%
Volatility	83%	76%
Approximate expected lives	2 years	3 years

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide reliable measure of the fair value of the Company’s stock options.

ACCELRATE POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

8.

Stock Options (continued)

Prior to January 1, 2004, the Company applied the intrinsic value method for options granted to employees and directors.  Had compensation cost been determined based on the fair value at the grant dates using the fair value method, the Company’s net loss and loss per share would have been increased to the pro-forma amounts indicated below:

2003
Net (loss) for the year:
- as reported	$ (549,167)
- pro-forma	(666,331)
Basic and diluted (loss) per share:
- as reported	$(0.03)
- pro-forma	$(0.04)

1.

Contributed Surplus

Balance, December 31, 2002 and 2003	$ 50,751

Cumulative effect of a change in an accounting policy (Note 2)	313,343
Reallocation to share capital of the estimated fair value of 591,197 stock options recognized in prior periods that were exercised during the year ended December 31, 2004	(108,294)
Allocation of convertible debenture proceeds to equity component based on residual value approach (Note 6)	47,521
Stock-based compensation expense during the year ended December 31, 2004	184,900
Balance, December 31, 2004	$ 488,221

10.

Income Taxes

A reconciliation of the statutory tax rate to the effective rate is as follows:

	2004	2003

Statutory income tax rate	(35.6%)	(37.6%)
Tax losses not benefited	35.6%	37.6%
Effective tax rate	-	-

ACCELRATE POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

10.

Income Taxes (continued)

As at December 31, 2004, the Company has non-capital losses, capital losses, cumulative Canadian development expenses and undepreciated capital costs of approximately $3,880,000, $1,080,000, $42,000 and $66,000 respectively.  These amounts can be carried forward for tax purposes and are available to reduce taxable income of future years.  The non-capital losses will expire commencing 2005 to 2014 if not utilized.  The capital losses, development expenses and the undepreciated capital costs can be carried forward indefinitely.

Future income tax benefits which may arise as a result of those losses have not been recognized in these financial statements as there is no assurance that such amounts are more likely than not to be realized.

11.

Related Party Transactions

(a)

The following expenses were accrued to directors and senior officers:

	2004	2003

Accounting and administration fees	$ -	$35,000
Consulting fees	150,000	60,000
Totals	$150,000	$95,000

(b)

See Note 6.

1.

Non Cash Transactions

The Company acquired the title to a patent entitled “Sequential pulse method for fast battery charging” by issuance of 3,000,000 common shares of the Company.

13.

Commitments

The Company has entered into office lease contracts with minimum lease payments for the next five years as follows:

2005	$45,140
2006	21,420
2007	18,120
2008	18,120
2009	18,120
Total	$120,920

ACCELRATE POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

14.

Contingencies

In fiscal year 2001, the Company exercised its right to terminate a license agreement because of non-performance, before its expiry in year 2020, of certain technological rights granted to a company (the “Licensee”) in fiscal year 2000.  In March 2002, the Licensee commenced a legal action against the Company for a claim of $100,000 for unspecified damages, misrepresentation and breach of the license agreement.  In September 2002, the Supreme Court of British Columbia ordered the Licensee to post security for the Company’s costs in the sum of $25,000, payable in two instalments, failing which the action would be stayed until further order.  The Licensee failed to pay the first instalment as required, so the action has been stayed as a result.  As at December 31, 2004, management is of the opinion that the claim is of no merit.

15.

Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision.  Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, sundry receivables and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

It is not practical to determine the fair value of the amounts due to and from related parties with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

The Company is not subject to significant interest, currency and credit risks arising from these financial instruments.

16.

Comparative Figures

Certain 2003 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2004.

ACCELRATE POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

17.

Subsequent Events

(a)

Subsequent to year-end, 167,500 common shares were issued pursuant to exercise of stock options with exercise prices ranging from $0.25 to $0.65 per share for total proceeds of $69,880.

(b)

The Company signed a Letter of Intent with Hawker Powersource Inc. (“Hawker”) whereby Hawker is granted the right and license to use the Company’s patented technology to market, distribute and sell Hawker’s chargers throughout North America.  As consideration, Hawker will pay the Company a upfront license fee and royalty amounts as determined in the final agreement. The Hawker brand-name of industrial batteries is the world’s largest.